August 4, 2020

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC  20549-3628

Attn:                    Stacie Gorman

Erin E. Martin

Re:                             NETSTREIT Corp.

Form S-11

Filed July 17, 2020

File No. 333-239911

Dear Ms. Gorman and Ms. Martin:

On behalf of NETSTREIT Corp. (the “Company”), set forth below are the responses of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated August 3, 2020, regarding the Registration Statement on Form S-11 filed on July 17, 2020 (File No. 333-239911) (the “Registration Statement”).  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Form S-11 filed July 17, 2020

Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page 76

1.              Please revise footnote (F) to explain the assumptions involved to arrive at your adjustment amounts for depreciation and amortization expense, including the specific asset categories and corresponding useful lives. Refer to Article 11-02(b)(6) of Regulation S-X.

The Company intends to revise footnote (F) to include the following additional language:

“Depreciation and amortization expense has been calculated on a straight-line basis based on the estimated useful lives of up to 35 years for buildings, up to 15 years for site improvements and the shorter of the remaining term or useful life for tenant improvements and, with respect to acquired in-place leases, the remaining lease terms of the respective leases. We also calculate amortization on our assembled workforce intangible asset on a straight-line basis based on its estimated useful life of 3 years.”

Our Real Estate Portfolio, page 112

2.              We note your response to comment 5. Your disclosure on page v indicates that you do not take into account concessions and abatements in determining ABR. We therefore reissue our comment. Please revise the chart on page 115 to provide the average effective annual rental per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.

The Company respectfully advises the Staff that following a period of non-recurring rent deferrals and abatements between March 2020 and August 2020, effective annual rental per square foot will be equal to ABR per square foot.  As a result, the Company has revised the disclosure as set forth on Exhibit A to provide the aggregate magnitude of rent deferrals and abatements between March 2020 and August 2020 and to indicate that no tenant is receiving rent deferral after July 2020 or rent abatement after August 2020.

If you have any questions regarding any of the responses in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas
Partner
Winston & Strawn LLP

cc:        Courtney M.W. Tygesson

Winston & Strawn LLP